RMS

17009630

SEC Mail Processing Section

APR 26 2017

Washington DC 412

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: [redacted]INGBLOCK > DBA - AOS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. WACKER DR., STE. 650
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT WALLACE — (312) 253-0411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

111 PFINGSTEN RD. STE 300	DEERFIELD	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2017 APR 26 PM 1:43 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, ROBERT WALLACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, INC DBA TRADINGBLOCK AND MONEYBLOCK, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA RUBIN
Official Seal
Notary Public - State of Illinois
My Commission Expires May 1, 2021

Amanda Rubin

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Report of Registered Independent Public Accounting Firm	1-2
Financial Statements	
Statement of Financial Condition	3
Notes to Financial Statements	4-6

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **AOS, Inc.**

We have audited the accompanying statement of financial condition of AOS, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of AOS, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information presented in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of AOS, Inc.'s financial statements. The supplemental information is the responsibility of thc Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, Illinois
February 27, 2017

AOS, Inc.
Statement of Financial Condition
As of December 31, 2016

Assets

Cash	$	136,259
Cash Deposit with Clearing Organization		500,531
Receivables from Clearing Organization		394,630
Commissions Receivable		28,254
Prepaid Expenses		42,426
Total Assets	**$**	**1,102,100**

Liabilities and Shareholder's Equity

Liabilities		
Commissions Payable	$	290,945
Accounts Payable		197,274
Deferred Rent		136,438
Total Liabilities		624,656
Shareholder's Equity		
Common stock, $0.01 par value per share		20
100,000 shares Authorized, 2,000 Shares Issued and Outstanding		
Paid-in-Capital		5,009,870
Retained Earnings		(4,532,446)
Total Shareholder's Equity		477,444
Total Liabilities and Shareholder's Equity	**$**	**1,102,100**

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

AOS, Inc. (the "Company"), is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly-owned by Trading Block Holdings, Inc (the "Parent Company"). The Company does business as "TradingBlock" and "MoneyBlock".

The Company, as a broker-dealer, is engaged in various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with APEX Clearing Corporation. The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission and is a member of the National Futures Association. The Company is also a state-registered investment advisor.

Revenue Recognition

Commission Revenue earned on customer security transactions and Exchange Rebate Revenue is accounted for on a trade-date basis. Reimbursable Exchange, Execution and Platform Fees are charged to customers to reimburse the Company for Exchange, Execution and Platform Costs; these are also recognized on a trade-date basis.

Revenue is also received from investment companies for commissions and fees on mutual funds, variable annuities and trailing commissions related to these financial instruments. These revenues are recognized in the period earned.

Cash Equivalents

The Company considers its demand deposits and money market accounts with an original maturity of three months or less to be cash equivalents. Cash deposits with clearing organizations are not included as a cash equivalent item.

Cash Flows

In 2016, the Parent Company paid for some technology expenses on the Company's behalf. These payments were accounted for as a non-cash contribution.

Impairment Loss on Long Term Asset: Enterprise Digital Trading Platform

The Enterprise Digital Trading Platform ("EDTP") was developed internally by the Company. Its original cost was $800,000. It was placed in service in September 2010. Amortization was calculated using the straight line method over a ten-year useful life. Amortization expense for the year ended December 31, 2016 was $73,333.

On December 1, 2016, the Company recognized an impairment loss of $300,000, the remaining unamortized balance on this intangible asset. The initial build of the EDTP, the basis of the original $800,000 cost, has been replaced by newer infrastructure developed after September 2010. From the outset, this was a non-allowable asset, so this accounting event had no impact whatever on the firm's Net Capital.

1. Nature of operations and summary of significant accounting policies (continued)

Deferred Rent Policy

The Company records rent expense on the straight-line method over the term of the lease. The difference between cash and expense recorded is deferred rent. As of December 31, 2016, the Company has accrued $136,438 in deferred rent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2016, the Company's net capital was $435,018 which exceeded the requirement by approximately $185,018.

3. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in November 2021. The future minimum annual commitments under the lease are as follows:

Year	
2017	$136,866
2018	$140,972
2019	$145,201
2020	$149,557
2021	$140,855
Total	**$713,451**

Rent expense for the year ended December 31, 2016 was $ 132,811.

4. Income taxes

The Company files a consolidated return with its Parent Company. The difference between the consolidated income tax expense and the Company's income tax expense is not significant. The Company's deferred tax assets and liabilities result mainly from timing differences related to the expensing of software development costs and net operating loss carryforwards. The effective tax rate was 0% due to the valuation allowance on the deferred tax asset.

The Company had available at December 31, 2016, approximately $4,100,000 of unused federal operating loss carryforwards and approximately $4,600,000 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028 through 2034, and the Illinois loss carryforwards expire in 2020 through 2027. The Company has fully reserved the deferred tax asset, which amounted to $1,752,000 at December 31, 2016 (an increase of $42,000 from last year), associated with these net operating loss carry forwards.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholder's capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2016, the Parent's federal and state tax returns generally remain open since 2013.

5. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company does not hold customer-segregated cash, securities or futures positions, or securities balances. Customer accounts are introduced to a self-clearing securities broker-dealer or a futures commission merchant ("FCM") that carries the respective customers' accounts and processes their securities or futures transactions on a "fully disclosed" basis. In conjunction with this arrangement, the Company may become contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. Customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the clearing broker-dealer or FCM to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.